UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 3*)

URANIUM ENERGY CORP.
(Name of Issuer)

Common Stock, $.001 par value per share
(Title of Class of Securities)

916896103
(CUSIP Number)

September 30, 2008
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒         Rule 13d-1(b)

☐         Rule 13d-1(c)

☐         Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Names of Reporting Persons.	Westcliff Capital Management, LLC
2.		Check the Appropriate Box if a Member of a Group (See Instructions)	(a) ☐ (b) ☐
3.		SEC Use Only
4.		Citizenship or Place of Organization	California
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	Sole Voting Power	0
	6.	Shared Voting Power	1,405,450
	7.	Sole Dispositive Power	0
	8.	Shared Dispositive Power	1,405,450
9.		Aggregate Amount Beneficially Owned by Each Reporting Person	1,405,450
10.		Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)	☐
11.		Percent of Class Represented by Amount in Row (9)	3.5%
12.		Type of Reporting Person (See Instructions)	IA

1.	Names of Reporting Persons.	Richard S. Spencer III
2.		Check the Appropriate Box if a Member of a Group (See Instructions)	(a) ☐ (b) ☐
3.		SEC Use Only
4.		Citizenship or Place of Organization	United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	Sole Voting Power	0
	6.	Shared Voting Power	1,405,450
	7.	Sole Dispositive Power	0
	8.	Shared Dispositive Power	1,405,450
9.		Aggregate Amount Beneficially Owned by Each Reporting Person	1,405,450
10.		Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)	☐
11.		Percent of Class Represented by Amount in Row (9)	3.5%
12.		Type of Reporting Person (See Instructions)	HC, IN

Item 1(a).	Name of Issuer:

Uranium Energy Corp.

Item 1(b).	Address of Issuer’s Principal Executive Office:

9801 Anderson Mill Road, Suite 230, Austin, Texas 78750

Item 2(a).	Name of Person Filing:

Westcliff Capital Management, LLC (“Westcliff LLC”) and Richard S. Spencer III (“Spencer” and, together with Westcliff LLC, the “Filers”).

Westcliff LLC and Spencer disclaim beneficial ownership of the Stock (as defined below) except to the extent of their respective pecuniary interests therein.

Item 2(b).	Address of Principal Business Office or, if none, Residence:

The principal business address of each Filer is 200 Seventh Avenue, Suite 105, Santa Cruz, CA  95062.

Item 2(c).	Citizenship:

See Item 4 of the cover page for each Filer.

Item 2(d).	Title of Class of Securities:

This Statement relates to the shares of common stock of the Issuer (the “Stock”).

Item 2(e).	CUSIP Number:

916896103

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

☐	(a)	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

☐	(b)	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

☐	(c)	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

☐	(d)	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).

☒	(e)	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

☐	(f)	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

☒	(g)	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

☐	(h)	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

☐	(i)	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

☐	(j)	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership:

See Items 5-9 and 11 of the cover page for each Filer.

Westcliff LLC, as investment manager of various client accounts, and Spencer, as Westcliff LLC’s manager and majority owner, may be deemed to beneficially own the Stock owned by such accounts, in that they may be deemed to have the power to direct the voting or disposition of that Stock.  Neither the filing of this Schedule nor any of its contents shall be deemed to constitute an admission that Westcliff LLC or Spencer is, for any purpose, the beneficial owner of any Stock to which this Schedule relates, and each of Westcliff LLC and Spencer disclaims beneficial ownership as to that Stock, except to the extent of his or its pecuniary interests therein.  Neither the filing of this Schedule nor any of its contents shall be deemed to constitute an admission that any of the other individual officers and members of Westcliff LLC is, for any purpose, the beneficial owner of any of the Stock to which this Schedule relates, and such beneficial ownership is expressly disclaimed.

The calculation of percentage of beneficial ownership in item 11 of pages 2 and 3 was derived from the Issuer’s Form 10-QSB Optional Form for Quarterly and Transition Reports filed with the Securities and Exchange Commission on June 13, 2008 in which the Issuer stated that the number of shares of its common stock issued and outstanding as of June 12, 2008 was 39,841,823.

Item 5.	Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following   X .

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company:

Not Applicable.

Item 8.	Identification and Classification of Members of the Group:

Not Applicable.

Item 9.	Notice of Dissolution of Group:

Not Applicable.

Item 10.	Certification:

By signing below, each of the signatories certifies that, to the best of his or its knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 9, 2008	WESTCLIFF CAPITAL MANAGEMENT, LLC By: /s/ Richard S. Spencer III Richard S. Spencer III Manager
RICHARD S. SPENCER III /s/ Richard S. Spencer III Richard S. Spencer III

EXHIBITS LIST

Exhibit A                           Joint Filing Undertaking                                                       Page 7

EXHIBIT A

JOINT FILING UNDERTAKING

The undersigned, being authorized thereunto, hereby execute this agreement as an exhibit to this Schedule 13G to evidence the agreement of the below-named parties, in accordance with rules promulgated pursuant to the Securities Exchange Act of 1934, to file this Schedule, as it may be amended, jointly on behalf of each of such parties.

Dated: October 9, 2008	WESTCLIFF CAPITAL MANAGEMENT, LLC By: /s/ Richard S. Spencer III Richard S. Spencer III Manager
RICHARD S. SPENCER III /s/ Richard S. Spencer III Richard S. Spencer III